Exhibit 99.1

Ambow Education Reaches Definitive Agreement for the Sale of

Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd.

BEIJING, November 23, 2022 –Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), today announced that on November 23, 2022, the Company and its wholly owned subsidiaries, namely Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow Subsidiaries”) entered into a share purchase agreement dated November 23, 2022 (the “Purchase Agreement”) with Clover Wealth Limited (the “Purchaser”). Pursuant to the Purchase Agreement, the Company and the Ambow Subsidiaries have agreed to sell all of the equity interests in the Ambow Subsidiaries to the Purchaser in consideration of the Purchaser paying US$12,000,000 in cash to the Company (the “Sale”). The Sale is subject to customary conditions precedent. For more details of the Sale, please refer to Exhibit 99.2 for the complete text of the Purchase Agreement.

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets in China. The Sale is conditioned upon receiving approval from Company’s shareholders. The Company will convene a shareholders’ meeting to consider and approve the Sale as described above.

The closing of the Sale is not certain. There is no assurance that all conditions precedent to the closing of the Sale will be satisfied or waived. The Purchase Agreement may be terminated upon mutual agreement among the parties thereto.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Ambow Education Holding Ltd.

Tel: +86 10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6508-0677

Email: ambow@tpg-ir.com